EXHIBIT Q


This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by the Travelers Insurance Company in connection with the issuance of its flexible premium Variable Life insurance contract, the transfer of assets held thereunder, and the redemption by Policy owners of their interests in the contracts. The document also describes the method that the Travelers will use in adjusting the payments and cash values when a Contract is exchanged for a fixed benefit insurance policy, as required by Rule 6e-3(T)(b)(13)(v)(B).


                       TRANSFER AND REDEMPTION PROCEDURES

I.     PURCHASE AND RELATED TRANSACTIONS

A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

This Contract is a flexible premium contract. The Contract owner must pay a first premium. After the first premium, The Travelers will bill Contract owners annually, semi-annually, or quarterly for Planned Premium. Payment of Planned Premium will not guarantee that the Contract will remain in effect. Failure to pay Planned Premium will not necessarily cause the Contract to lapse.

The Contract will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Contract owners, but recognize that premiums must be based upon factors such as age, health, or occupation.

B. APPLICATION AND INITIAL PREMIUM PROCESSING

Upon receipt of a completed application, the Travelers will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Contract will not be issued until this underwriting procedure has been completed.

The first premium will be applied to the Contract on the later of the Contract Date or the date it is received at the Home Office. The Contract Date is the date on which the contract, benefits, and provisions of the Contract become effective, and is the date used to determine all future cyclical transactions for the Contract. Net premiums received during the Applicant's Right to Cancel Period will be allocated to the Money Market Fund (If state law allows return of contract value plus charges upon a not taken the net premium will be invested immediately into the selected investment options).

C. PREMIUM ALLOCATION

At the end of the Applicant's Right to Cancel Period, the account value in the Money Market Fund will be allocated among the Underlying Fund(s) selected on the Application to purchase Accumulation Units in the applicable Sub-Accounts. Net Premium payments received on or after the expiration of the Applicant's Right to Cancel Period will be allocated among the Sub-Accounts to purchase Accumulation Units in such Sub-Accounts as directed by the Contract owner or, in the absence of directions, as stated in the original application. The number of Accumulation Units of each Sub-Account to be credited to the Contract once a Premium Payment has been received by the Company will be determined by dividing the Premium Payment applied to the Sub-Account by the Accumulation Unit Value of the Sub-Account next computed following receipt of the payment.

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D. CONTRACT LOANS

A Contract Owner may obtain a cash loan from the Company secured by the Contract not to exceed 100% of the Contract's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties. No loan requests may be made for amounts of less than $100. If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in arrears by the Contract Owner. The full Loan Account Value will be charged an annual interest rate of 5%.

The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Sub-Accounts attributable to the Contract (unless the Contract Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of at least 4% and will not be affected by the investment performance of the Underlying Funds. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Sub-Accounts applicable to the Contract. The Company will make the loan to the Contract Owner within seven days after receipt of the written loan request.

An outstanding loan decreases the Cash Surrender Value. All or any part of a loan secured by a Contract may be repaid while the Contract is still in effect.

E. REINSTATEMENT

If the Contract lapses, the Contract Owner may reinstate the Contract upon payment of all past due monthly deduction amounts plus premium equaling the next three monthly deduction amounts, plus the amount of any outstanding loan. A request for reinstatement may be made at any time within three years of lapse. In addition, the Company reserves the right to require satisfactory evidence of insurability.

F. TRANSFER OF CASH VALUE

As long as the Contract remains in effect, the Contract Owner may request that all or a portion of the Cash Value of a particular Sub-Account be transferred to other Sub-Accounts. The Contract owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone. The Company reserves the right to restrict the number of such transfers to six times in any Contract Year and to charge $10 for each additional transfer; however, there is currently no charge for transfers.

G. MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Contract would have provided with the correct information.

II.    REDEMPTION PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

A. SURRENDER FOR CASH VALUE

As long as the Contract is in effect, a Contract Owner may elect, without the consent of the beneficiary (provided the designation of beneficiary is not irrevocable or the policy has been collaterally assigned), to surrender the Contract and receive its "Cash Surrender Value"; i.e., the Cash Value of the Contract determined as of the day the Company receives the Contract Owner's written request, less any outstanding contract loan, and less any applicable Surrender Charges. For full surrenders, the Company will pay the Cash Surrender Value of the Contract within seven days following its receipt of the written request, or on the date requested by the Contract Owner, whichever is later. The Contract will terminate on the Company's receipt of the written request, or on the date on which the Contract Owner requests the surrender to become effective, whichever is later.

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In the case of partial surrenders, the Cash Surrender Value will be equal to the net amount requested to be surrendered minus any applicable Surrender charges. The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Sub-Accounts attributable to the Contract (unless the Contract Owner states otherwise in writing).

In addition to reducing the Cash Value of the Contract, partial cash surrenders will reduce the Death Benefit payable under the Contract. Under Option 1, the Stated Amount of the Contract will be reduced by the amount of the partial cash surrender. Under Option 2, the Cash Value, which is part of the Death Benefit, will be reduced by the amount of the partial cash surrender. The Company may require return of the Contract to record such reduction.

B. BENEFIT CLAIMS

Death Benefits are payable within seven days of the Company's receipt of satisfactory proof of the insured's death. The amount of Death Benefit actually paid to the Contract beneficiary may be adjusted to reflect any contract loan, suicide by the Insured within two years after the Issue Date of the Contract, any material misstatements in the contract application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Contract. In addition, if the Insured dies during the 61-day period after the Company gives notice to the Contract Owner that the Cash Surrender Value of the Contract is insufficient to meet the Monthly Deduction Amount due against the Cash Value of the Contract, the Death Benefit actually paid to the Contract Owner's beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid.

A Contract Owner may change the Death Benefit option at any time prior to the Insured's death by sending a written request to the Company. This change could affect future values of Net Amount at Risk, and with some Option 2 to Option 1 changes involving substantially funded Contracts, there may be a cash distribution which is included in the gross income of the Contract Owner. Consequently, the cost of insurance charge which is based on the Net Amount at Risk may be different in the future. If the change is from Option 2 to Option 1, the Stated Amount of the Contract will be increased by the Cash Value (determined on the day the Company receives the written change request or on the date the change is requested to become effective, if later). If the change is from Option 1 to Option 2, the Stated Amount of the Contract will be decreased by the Cash Value (determined on the day the Company receives the written change request) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. A person who wishes a level Net Amount at Risk and an increasing Death Benefit may choose to change from Option 1 to Option 2. Likewise, a person who wishes a level Death Benefit and a decreasing Net Amount at Risk would choose Option 1, not Option 2. No change from Option 1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $50,000.

A Contract Owner may request in writing that the Stated Amount of the Contract be increased or decreased, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

         1) against the most recent increase in the Stated Amount;
         2) to other increases in the reverse order in which they occurred;
         3) to the initial Stated Amount

A decrease in Stated Amount in a substantially funded Contract may cause a cash distribution that is included in the gross income of the Contract Owner.

For increases in the Stated Amount, the Company may require a new application and evidence of insurability. The effective date of any increase will be as shown on the new Contract Summary which the Company will send to the Contract Owner. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application, or if different, the date requested by the Applicant. There is an additional Per Thousand of Stated Amount Charge associated with a requested increase in Stated Amount. There is no additional charge for a decrease in Stated Amount.

If the Insured is living on the Maturity Date (the anniversary of the Contract Date on which the Insured is age 100), the Company will pay the Contract Owner the Cash Value of the Contract, less any outstanding contract loan or Deduction Amount due and unpaid. The Contract Owner must surrender the Contract to the company

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before such payment can be made, at which point the Contract will terminate and the Company will have no further obligations under the Contract.

C. LAPSE

The Contract will remain in effect until the Cash Surrender Value of the Contract is insufficient to cover the Monthly Deduction Amount. If such event occurs, the Company will give written notice to the Contract Owner indicating that if the amount shown in the notice (which will be sufficient to cover the Deduction Amount due) is not paid within 61 days (the "Late Period"), the Contract may lapse. The Contract will continue throughout the Late Period, but if no payment is forthcoming, it will terminate at the end of the Late Period. If the person insured under the Contract dies during the Late Period, the Death Benefit payable under the Contract will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan.

D. CONTRACT LOANS

See purchases and Related Transactions-  Contract Loans

E. TRANSFERS

See purchases and Related Transactions-  Transfer of Cash Value

III.   CASH ADJUSTMENT UPON EXCHANGE OF THE CONTRACT

Once the Contract is in effect, it may be exchanged at any time during the first 24 months after its issuance for a general account life insurance contract issued by the Company (or an affiliated company) on the life of the Insured. Benefits under the new life insurance contract will be described in that contract. No evidence of insurability will be required. The Contract Owner has the right to select the same Death Benefit or Net Amount at Risk as the former Contract. Cost of insurance rates will be based on the same risk classification as those of the former Contract. Any outstanding contract loan must be repaid before the Company will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two contracts.




Kevin M. Healy, FSA, MAAA
Actuary